EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Caesars Entertainment Corporation on Form S-8 pertaining to the Harrah’s Entertainment, Inc. Management Equity Incentive Plan of our reports dated March 9, 2010 (November 5, 2010 as to earnings per share information discussed in Note 24 and December 13, 2010 as to the effect of the name change in Note 25) relating to the consolidated financial statements and consolidated financial statement schedule of Caesars Entertainment Corporation and subsidiaries (which report expresses an unqualified opinion) and the effectiveness of Caesars Entertainment Corporation’s internal control over financial reporting appearing in Caesars Entertainment Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2010.

/s/ Deloitte & Touche LLP
Las Vegas, Nevada
December 13, 2010